Exhibit 10.3
EMPLOYMENT AGREEMENT
     THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into as of November 28, 2008, by and between PRG-Schultz International, Inc., a Georgia corporation (the “Company”), and Larry Robinson (the “Executive”). This Agreement supersedes, replaces and terminates any employment agreement previously entered into by and among the Company and/or any of its subsidiaries and the Executive.
W I T N E S S E T H:
     WHEREAS, the Company considers the availability of the Executive’s services to be important to the management and conduct of the Company’s business and desires to secure the availability of the Executive’s services; and
     WHEREAS, the Executive is willing to make the Executive’s services available to the Company on the terms and subject to the conditions set forth herein.
     NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements hereinafter set forth and intending to be legally bound, the Company and the Executive agree as follows:
     1. Employment and Duties.
          (a) Position. The Company hereby employs the Executive, and the Executive hereby accepts such employment, as the Senior Vice President and President — Americas of the Company, on the terms and subject to the conditions of this Agreement. The Executive agrees to perform such duties and responsibilities as are customarily performed by persons acting in such capacity or as are assigned to Executive from time to time by the Board of Directors of the Company or its designees. The Executive acknowledges and agrees that from time to time the Company may assign Executive additional positions with the Company or the Company’s subsidiaries, with such title, duties and responsibilities as shall be determined by the Company. The Executive agrees to serve in any and all such positions without additional compensation. The Executive will report directly to the Chief Executive Officer of the Company.
          (b) Duties. The Executive shall devote the Executive’s best efforts and full professional time and attention to the business and affairs of the Company and the Company’s subsidiaries. During the Term, Executive shall not serve as a director or principal of any other company or charitable or civic organization without the prior written consent of the Board of Directors of the Company. The principal place(s) of employment of the Executive shall be the Company’s executive offices in Cambridge, Ontario; Dallas, Texas and Atlanta, Georgia subject to reasonable travel on the business of the Company or the Company’s subsidiaries. The Executive shall be expected to follow and be bound by the terms of the Company’s Code of Conduct and Code of Ethics for Senior Financial Officers and any other applicable policies as the Company from time to time may adopt.
     2. Term. The term of this Agreement is effective as of the date set forth above (the “Effective Date”), and will continue through the first anniversary of the Effective Date, unless terminated or extended as hereinafter provided. This Agreement shall be extended for successive one-year periods following the original term (through each subsequent anniversary thereafter)

unless any party notifies the other in writing at least 30 days prior to the end of the original term, or the end of any additional one-year renewal term, that the Agreement shall not be extended beyond its then current term. The term of this Agreement, including any renewal term, is referred to herein as the “Term.”
     3. Compensation.
          (a) Base Salary. The Company shall pay the Executive an annual base salary of $419,268.88. The annual base salary shall be paid to the Executive in accordance with the established payroll practices of the Company (but no less frequently than monthly) subject to ordinary and lawful deductions. The Compensation Committee of the Company will review the Executive’s base salary from time to time to consider whether any increase should be made. The base salary during the Term will not be less than that in effect at any time during the Term.
          (b) Annual Bonus. During the Term, the Executive will be eligible to participate in an annual incentive bonus plan that will establish measurable criteria and incentive compensation levels payable to the Executive for performance in relation to defined targets established by the Compensation Committee of the Company’s Board of Directors, after consultation with management, and consistent with the Company’s business plans and objectives. To the extent the targeted performance levels are exceeded, the incentive bonus plan will provide a means by which the annual bonus will be increased. Similarly, the incentive plan will provide a means by which the annual bonus will be decreased or eliminated if the targeted performance levels are not achieved. In connection with such annual incentive bonus plan, subject to the corresponding performance levels being achieved, the Executive shall be eligible for an annual target bonus equal to 50 percent of the Executive’s annual base salary and an annual maximum bonus equal to 100 percent of the Executive’s annual base salary. Any bonus payments due hereunder shall be payable to the Executive no later than the 15th day of the third month following the end of the applicable year to which the incentive bonus relates.
          (c) Stock Compensation. The Executive also shall be eligible to receive stock options, restricted stock, stock appreciation rights and/or other equity awards under the Company’s applicable equity plans on such basis as the Compensation Committee or the Board of Directors of the Company or their designees, as the case may be, may determine on a basis not less favorable than that provided to the class of employees that includes the Executive. Except as specifically set forth above, however, nothing herein shall require the Company to make any equity grants or other awards to the Executive in any specific year.
     4 Indemnity. The Company and the Executive have entered or will enter into the Company’s standard indemnification agreement for executive officers.
     5. Benefits.
          (a) Benefit Programs. The Executive shall be eligible to participate in any plans, programs or forms of compensation or benefits that the Company or the Company’s subsidiaries provide to the class of employees that includes the Executive, on a basis not less favorable than that provided to such class of employees, including, without limitation, group medical, disability and life insurance, paid time-off, and retirement plan, subject to the terms and conditions of such plans, programs or forms of compensation or benefits.

          (b) Paid Time-Off. The Executive shall be entitled to five weeks of paid time-off, to be accrued and used in accordance with the normal Company paid time-off policy.
          (c) Additional Terms, Compensation and Benefits. The additional terms, compensation and benefits, if any, listed on Exhibit A attached hereto, shall also apply to the Executive’s employment for the duration specified therein.
     6. Reimbursement of Expenses. The Company shall reimburse the Executive, subject to presentation of adequate substantiation, including receipts, for the reasonable travel, entertainment, lodging and other business expenses incurred by the Executive in accordance with the Company’s expense reimbursement policy in effect at the time such expenses are incurred. In no event will such reimbursements, if any, be made later than the last day of the year following the year in which the Executive incurs the expense.
     7. Termination of Employment.
          (a) Death or Incapacity. The Executive’s employment under this Agreement shall terminate automatically upon the Executive’s death. If the Company determines that the Incapacity, as hereinafter defined, of the Executive has occurred, it may terminate the Executive’s employment and this Agreement. “Incapacity” shall mean the inability of the Executive to perform the essential functions of the Executive’s job, with or without reasonable accommodation, for a period of 90 days in the aggregate in any rolling 180-day period.
          (b) Termination by Company For Cause. The Company may terminate the Executive’s employment during the Term of this Agreement for Cause. For purposes of this Agreement, “Cause” shall mean, as determined by the Board of Directors of the Company in good faith, the following:
          (i) the Executive’s willful misconduct or gross negligence in connection with the performance of the Executive’s duties which the Board of Directors of the Company believes does or is likely to result in material harm to the Company or any of its subsidiaries;
          (ii) the Executive’s misappropriation or embezzlement of funds or property of the Company or any of its subsidiaries;
          (iii) the Executive’s fraud or dishonesty with respect to the Company or any of its subsidiaries;
          (iv) the Executive’s conviction of, indictment for (or its procedural equivalent), or entering of a guilty plea or plea of no contest with respect to any felony or any other crime involving moral turpitude or dishonesty; or
          (v) the Executive’s breach of a material term of this Agreement, or violation in any material respect of any code or standard of behavior generally applicable to officers of the Company (including, without, limitation the Company’s Code of Conduct, Code of Ethics for Senior Financial Officers and any other applicable policies as the Company from time to time may adopt), after being advised in writing of such breach or violation and being given 30 days to remedy such breach or violation, to the extent that such breach or violation can be cured;

          (vi) the Executive’s breach of fiduciary duties owed to the Company or any of its subsidiaries;
          (vii) the Executive’s engagement in habitual insobriety or the use of illegal drugs or substances; or
          (viii) the Executive’s willful failure to cooperate, or willful failure to cause and direct persons under the Executive’s management or direction, or employed by, or consultants or agents to, the Company or its subsidiaries to cooperate, with all corporate investigations or independent investigations by the Board of Directors of the Company or its subsidiaries, all governmental investigations of the Company or its subsidiaries or orders involving the Executive, the Company or the Company’s subsidiaries entered by a court of competent jurisdiction.
Notwithstanding the above, and without limitation, the Executive shall not be deemed to have been terminated for Cause unless and until there has been delivered to the Executive (i) a letter from the Board of Directors of the Company finding that the Executive has engaged in the conduct set forth in any of the preceding clauses and specifying the particulars thereof in detail and (ii) a copy of a resolution duly adopted by the affirmative vote of the majority of the members of the Board of Directors of the Company who are not officers of the Company at a meeting of the Board of Directors called and held for such purpose or such other appropriate written consent (after reasonable notice to the Executive and an opportunity for the Executive, together with the Executive’s counsel, to be heard before the Board of Directors of the Company), finding that the Executive has engaged in such conduct and specifying the particulars thereof in detail.
          (c) Termination by Executive for Good Reason. The Executive may terminate the Executive’s employment for Good Reason. For purposes of this Agreement, “Good Reason” shall mean, without the Executive’s consent, the following:
          (i) any action taken by the Company which results in a material reduction in the Executive’s authority, duties or responsibilities (except that any change in the foregoing that results solely from (A) the Company ceasing to be a publicly traded entity or from the Company becoming a wholly-owned subsidiary of another publicly traded entity or (B) any change in the geographic scope of the Executive’s authority, duties or responsibilities will not, in any event and standing alone, constitute a substantial reduction in the Executive’s authority, duties or responsibilities), including any requirement that the Executive report directly to anyone other than the Chief Executive Officer of the Company;
          (ii) the assignment to the Executive of duties that are materially inconsistent with Executive’s authority, duties or responsibilities;
          (iii) any material decrease in the Executive’s base salary or annual bonus opportunity or the benefits generally available to the class of employees that includes the Executive, except to the extent the Company has instituted a salary, bonus or benefits reduction generally applicable to all executives of the Company other than in contemplation of or after a Change in Control;

          (iv) the relocation of the Executive to any primary place of employment other than as specified in Section 1(b) above which might require the Executive to move the Executive’s residence which, for this purpose, means any reassignment to a place of employment 50 miles or more from the place (or, if applicable, all places) of employment set forth in Section 1(b), without the Executive’s express written consent to such relocation; provided, however, this subsection (iv) shall not apply in the case of business travel which requires the Executive to relocate temporarily for periods of 90 days or less;
          (v) the failure by the Company to pay to the Executive any portion of the Executive’s base salary, annual bonus or other benefits within 10 days after the date the same is due; or
          (vi) any material failure by the Company to comply with the terms of this Agreement.
Notwithstanding the above, and without limitation, “Good Reason” shall not include any resignation by the Executive where Cause for the Executive’s termination by the Company exists and the Company then follows the procedures described above. The Executive must give the Company notice of any event or condition that would constitute “Good Reason” within 30 days of the event or condition which would constitute “Good Reason,” and upon the receipt of such notice the Company shall have 30 days to remedy such event or condition. If such event or condition is not remedied within such 30-day period, any termination of employment by the Executive for “Good Reason” must occur within 30 days after the period for remedying such condition or event has expired.
          (d) Termination by Company Without Cause or by Executive Other than For Good Reason. The Company may terminate the Executive’s employment during the Term of this Agreement without Cause, and Executive may terminate the Executive’s employment for other than Good Reason, upon 30 days’ written notice. The Company may elect to pay the Executive during any applicable notice period (in accordance with the established payroll practices of the Company, no less frequently than monthly) and remove him from active service.
          (e) Termination by Executive on Failure to Renew. The Executive may terminate the Executive’s employment at any time on or before the expiration of the Term of the Agreement, if the Company notifies the Executive that the Term of the Agreement shall not be extended as provided in Section 2 above.
     8. Obligations of the Company Upon Termination.
          (a) Without Cause; Good Reason; Non-Renewal (No Change in Control). If, during the Term, the Company terminates the Executive’s employment without Cause in accordance with Section 7(d) hereof, the Executive terminates the Executive’s employment for Good Reason in accordance with Section 7(c) hereof, or the Executive terminates the Executive’s employment upon the Company’s failure to renew the Agreement in accordance with Section 7(e) hereof, other than within two years after a Change in Control, subject to Section 20 below, the Executive shall be entitled to receive:
          (i) payment of the Executive’s annual base salary in effect immediately preceding the date of the Executive’s termination of employment (or, if greater, the

Executive’s annual base salary in effect immediately preceding any action by the Company described in Section 7(c)(iii) above for which the Executive has terminated the Executive’s employment for Good Reason), for the period equal to the greater of one year or the sum of four weeks for each full year of continuous service the Executive has with the Company and its subsidiaries at the time of termination of employment, beginning immediately following termination of employment (the “Severance Period”), payable in accordance with the established payroll practices of the Company (but no less frequently than monthly), beginning on the first payroll date following 30 days after termination of employment, with the Executive to receive at that time a lump sum payment with respect to any installments the Executive was entitled to receive during the first 30 days following termination of employment, and the remaining payments made as if they had commenced immediately following termination of employment;
          (ii) payment of an amount equal to the Executive’s actual earned full-year bonus for the year in which the termination of Executive’s employment occurs, prorated based on the number of days the Executive was employed for the year, payable at the time the Executive’s annual bonus for the year otherwise would be paid had the Executive continued employment;
          (iii) continuation after the date of termination of employment of any health care (medical, dental and vision) plan coverage, other than that under a flexible spending account, provided to the Executive and the Executive’s spouse and dependents at the date of termination for the Severance Period, on a monthly or more frequent basis, on the same basis and at the same cost to the Executive as available to similarly-situated active employees during such Severance Period, provided that such continued participation is possible under the general terms and provisions of such plans and programs and provided that such continued coverage by the Company shall terminate in the event Executive becomes eligible for any such coverage under another employer’s plans. If the Company reasonably determines that maintaining such coverage for the Executive or the Executive’s spouse or dependents is not feasible under the terms and provisions of such plans and programs (or where such continuation would adversely affect the tax status of the plan pursuant to which the coverage is provided), the Company shall pay the Executive cash equal to the estimated cost of the expected Company contribution therefor for such same period of time, with such payments to be made in accordance with the established payroll practices of the Company (not less frequently than monthly) for the period during which such cash payments are to be provided;
          (iv) payment of any Accrued Obligations. For purposes of this Agreement, “Accrued Obligations” shall mean the sum of (A) the Executive’s annual base salary through Executive’s termination of employment which remains unpaid, (B) the amount, if any, of any incentive or bonus compensation earned for any completed fiscal year of the Company which has not yet been paid, (C) any reimbursements for expenses incurred but not yet paid, and (D) any benefits or other amounts, including both cash and stock components, which pursuant to the terms of any plans, policies or programs have been earned or become payable, but which have not yet been paid to the Executive, including payment for any unused paid time-off (but not including amounts that previously had been deferred at the Executive’s request, which amounts will be paid in accordance with the Executive’s existing directions). The Accrued Obligations will be paid to the Executive in a lump sum as soon as administratively feasible after the Executive’s termination of employment, which for purposes of any incentive or bonus compensation described in (B) above shall mean at the same time such annual bonus would otherwise have been paid;
          (v) vesting in full of the Executive’s outstanding unvested options, restricted stock and other equity-based awards that would have vested based solely on the continued employment of the Executive. Additionally, all of Executive’s outstanding stock options shall remain outstanding until the earlier of (i) one year after the date of termination of the Executive’s employment or (ii) the original expiration date of the options (disregarding any earlier expiration date provided for in any other agreement, including without limitation any related grant agreement, based solely on the termination of the Executive’s employment); and
          (vi) payment of one year of outplacement services from Executrack or an outplacement service provider of the Executive’s choice, limited to $20,000 in total. This outplacement services benefit will be forfeited if the Executive does not begin using such services within 60 days after the termination of the Executive’s employment.
          (b) Without Cause; Good Reason; Non-Renewal (Change in Control). If, during the Term, the Company terminates the Executive’s employment without Cause in accordance with Section 7(d) hereof, the Executive terminates the Executive’s employment for Good Reason in accordance with Section 7(c) hereof, or the Executive terminates the Executive’s employment upon the Company’s failure to renew the Agreement in accordance with Section 7(e) hereof, within two years after a Change in Control, subject to Section 20 below, the Executive shall be entitled to receive:
          (i) payment of the Executive’s annual base salary in effect immediately preceding the date of the Executive’s termination of employment (or, if greater, the Executive’s annual base salary in effect immediately preceding any action by the Company described in Section 7(c)(iii) above for which the Executive has terminated the Executive’s employment for Good Reason), for the period equal to the greater of 18 months or the sum of four weeks for each full year of continuous service the Executive has with the Company and its subsidiaries at the time of termination of employment, beginning immediately following termination of employment (the “Change in Control Severance Period”), payable in accordance with the established payable practices of the Company (but no less frequently than monthly), beginning on the first payroll date following 30 days after termination of employment, with the Executive to receive at that time a lump sum payment with respect to any installments the Executive was entitled to receive during the first 30 days following termination of employment;
          (ii) payment of an amount equal to the Executive’s actual earned full-year bonus for the year in which the termination of Executive’s employment occurs, prorated based on the number of days the Executive was employed for the year, payable at the time the Executive’s annual bonus for the year otherwise would be paid had the Executive continued employment;
          (iii) continuation after the date of termination of employment of any health care (medical, dental and vision) plan coverage, other than that under a flexible spending account, provided to the Executive and the Executive’s spouse and dependents at the date of termination for the Change in Control Severance Period, on a monthly or more frequent basis, on the same basis and at the same cost to the Executive as available to similarly-situated active employees during such Change in Control Severance Period, provided that such continued participation is possible under the general terms and provisions of such plans and programs and provided that such continued contribution by the Company shall terminate in the event Executive becomes eligible for any such coverage under another employer’s plans. If the Company reasonably determines that maintaining such coverage for the Executive or the Executive’s spouse or dependents is not feasible under the terms and provisions of such plans and programs (or where such continuation would adversely affect the tax status of the plan pursuant to which the coverage is provided), the Company shall pay the Executive cash equal to the estimated cost of the expected Company contribution therefor for such same period of time, with such payments to be made in accordance with the established payroll practices of the Company (not less frequently than monthly) for the period during which such cash payments are to be provided;
          (iv) payment of any Accrued Obligations in a lump sum as soon as administratively feasible after the Executive’s termination of employment, which for purposes of any incentive or bonus compensation described in Section 8(a)(iv)(B) above shall mean at the same time such annual bonus would otherwise have been paid;
          (v) vesting in full of the Executive’s outstanding unvested options, restricted stock and other equity-based awards that would have vested based solely on the continued employment of the Executive. Additionally, all of the Executive’s outstanding stock options shall remain outstanding until the earlier of (i) one year after the date of termination of the Executive’s employment or (ii) the original expiration date of the options (disregarding any earlier expiration date provided for in any other agreement, including without limitation any related grant agreement, based solely on the termination of the Executive’s employment); and
          (vi) payment of one year of outplacement services from Executrack or an outplacement service provider of the Executive’s choice, limited to $20,000 in total. This outplacement services benefit will be forfeited if the Executive does not begin using such services within 60 days after the termination of the Executive’s employment.
          (c) Death or Incapacity. If the Executive’s employment is terminated by reason of death or Incapacity in accordance with Section 7(a) hereof, the Executive shall be entitled to receive:
          (i) payment of an amount equal to the actual full-year bonus earned for the year that includes Executive’s death or Incapacity, prorated based on the number of days the Executive is employed for the year, payable at the same time such annual bonus would otherwise have been paid had the Executive continued employment; and
          (ii) payment of any Accrued Obligations in a lump sum as soon as administratively feasible after the Executive’s termination of employment, which for purposes of any incentive or bonus compensation described in Section 8(a)(iv)(B) above shall mean at the same time such annual bonus would otherwise have been paid.

          (d) Cause; Other Than for Good Reason. If the Company terminates the Executive’s employment for Cause in accordance with Section 7(b) hereof, or the Executive terminates the Executive’s employment other than for Good Reason in accordance with Section 7(d) hereof, this Agreement shall terminate without any further obligation to the Executive other than to pay the Accrued Obligations (except that any incentive or bonus compensation earned for any completed fiscal year of the Company which has not yet been paid shall not be paid if the Company terminates the Executive’s employment for Cause in accordance with Section 7(b) hereof) as soon as administratively feasible after the Executive’s termination of employment.
          (e) Release and Waiver. Notwithstanding any other provision of this Agreement, the Executive’s right to receive any payments or benefits under Sections 8(a)(i), (ii), (iii), (v) and (vi) and 8(b)(i), (ii), (iii), (v) and (vi) of this Agreement upon the termination of the Executive’s employment by the Company without Cause, by the Executive for Good Reason, or by the Executive upon the Company’s failure to renew the Agreement is contingent upon and subject to the Executive signing and delivering to the Company a separation agreement and complete general release of all claims in a form acceptable to Company, and allowing the applicable revocation period required by law to expire without revoking or causing revocation of same, within 30 days following the date of termination of Executive’s employment.
          (f) Change in Control. For purposes of this Agreement, Change of Control means the occurrence of any of the following events:
          (i) The accumulation in any number of related or unrelated transactions by any person of beneficial ownership (as such term is used in Rule 13d-3, promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of 50 percent or more of the combined total voting power of the Company’s voting stock; provided that for purposes of this subsection (a), a Change in Control will not be deemed to have incurred if the accumulation of 50 percent or more of the voting power of the Company’s voting stock results from any acquisition of voting stock (i) by the Company, (ii) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of the Company’s subsidiaries, or (iii) by any person pursuant to a merger, consolidation, reorganization or other transaction (a “Business Combination”) that would not cause a Change in Control under subsection (ii) below; or
          (ii) A consummation of a Business Combination, unless, immediately following that Business Combination, substantially all the persons who were the beneficial owners of the voting stock of the Company immediately prior to that Business Combination beneficially own, directly or indirectly, at least 50 percent of the combined voting power of the voting stock of the entity resulting from that Business Combination (including, without limitation, an entity that as a result of that transaction owns the Company, or all or substantially all of the Company assets, either directly or through one or more subsidiaries) in substantially the same proportions relative to each other as the ownership, immediately prior to that Business Combination, of the voting stock of the Company;
          (iii) A sale or other disposition of all or substantially all of the assets of the Company except pursuant to a Business Combination that would not cause a Change in Control under subsection (ii) above;

          (iv) At any time less than a majority of the members of the Board of Directors of the Company or any entity resulting from any Business Combination are Incumbent Board Members.
          (v) Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company, except pursuant to a Business Combination that would not cause a Change in Control under subsection (ii) above; or
          (vi) Any other transaction or event that the Board of Directors of the Company identifies as a Change in Control for purposes of this Agreement.
          (vii) For purposes of this Agreement, an “Incumbent Board Member” shall mean any individual who either is (a) a member of the Company Board of Directors as of the effective date of this Agreement or (b) a member who becomes a member of the Company’s Board of Directors subsequent to the date of this Agreement, whose election or nomination by the Company’s shareholders, was approved by a vote of at least a majority of the then Incumbent Board Members (either by specific vote or by approval of a proxy statement of the Company in which that person is named as a nominee for director, without objection to that nomination), but excluding, for that purpose, any individual whose initial assumption of office occurs as a result of an actual or threatened election contest (within the meaning of Rule 14A-11 of the Exchange Act) with respect to the election or removal of directors or other actual threatened solicitation or proxies or consents by or on behalf of the person other than a board of directors. For purposes of this Agreement, a person means any individual, corporation, partnership, limited liability company, joint venture, incorporated or unincorporated association, joint-stock company, trusts, unincorporated organization or any other entity of any kind.
     9. Business Protection Agreements.
          (a) Definitions. For purposes of this Agreement, the following terms shall have the following meanings:
          (i) “Business of the Company” means services to (A) identify clients’ erroneous or improper payments, (B) assist clients in the recovery of monies owed to them as a result of overpayments and overlooked discounts, rebates, allowances and credits, and (C) assist clients in the improvement and execution of their procurement and payment processes.
          (ii) “Confidential Information” means any information about the Company or the Company’s subsidiaries and their employees, customers and/or suppliers which is not generally known outside of the Company or the Company’s subsidiaries, which Executive learns of in connection with Executive’s employment with the Company, and which would be useful to competitors or the disclosure of which would be damaging to the Company or the Company’s subsidiaries. Confidential Information includes, but is not limited to: (A) business and employment policies, marketing methods and the targets of those methods, finances, business plans, promotional materials and price lists; (B) the terms upon which the Company or the Company’s subsidiaries obtains products from their suppliers and sells services and products to customers; (C) the nature, origin, composition and development of the Company or the Company’s subsidiaries’ services and products; and (D) the manner in which the Company or the Company’s subsidiaries provide products and services to their customers.
          (iii) “Material Contact” means contact in person, by telephone, or by paper or electronic correspondence in furtherance of the Business of the Company.
          (iv) “Restricted Territory” means, and is limited to, the geographic area described in Exhibit B attached hereto. Executive acknowledges and agrees that this is the area in which the Company and its subsidiaries does business at the time of the execution of this Agreement, and in which the Executive will have responsibility, at a minimum, on behalf of the Company and the Company’s subsidiaries. Executive acknowledges and agrees that if the geographic area in which Executive has responsibility should change while employed under this Agreement, Executive will execute an amendment to the definition of “Restricted Territory” to reflect such change. This duty shall be part of the consideration provided by Executive for Executive’s employment hereunder.
          (v) “Trade Secrets” means the trade secrets of the Company or the Company’s subsidiaries as defined under applicable law.
          (b) Confidentiality. Executive agrees that the Executive will not (other than in the performance of Executive’s duties hereunder), directly or indirectly, use, copy, disclose or otherwise distribute to any other person or entity: (a) any Confidential Information during the period of time the Executive is employed by the Company and for a period of five years thereafter; or (b) any Trade Secret at any time such information constitutes a trade secret under applicable law. Upon the termination of Executive’s employment with the Company (or upon the earlier request of the Company), Executive shall promptly return to the Company all documents and items in the Executive’s possession or under the Executive’s control which contain any Confidential Information or Trade Secrets.
          (c) Non-Competition. Executive agrees that during the Executive’s employment with the Company and for a period of two years thereafter, Executive will not, either for himself or on behalf of any other person or entity, compete with the Business of the Company within the Restricted Territory by performing activities which are the same as or similar to those performed by Executive for the Company or the Company’s subsidiaries.
          (d) Non-Solicitation of Customers. Executive agrees that during Executive’s employment with the Company and for a period of two years thereafter, Executive shall not, directly or indirectly, solicit any actual or prospective customers of the Company or the Company’s subsidiaries with whom Executive had Material Contact, for the purpose of selling any products or services which compete with the Business of the Company
          (e) Non-Recruitment of Employees or Contractors. Executive agrees that during the Executive’s employment with the Company and for a period of two years thereafter, Executive will not, directly or indirectly, solicit or attempt to solicit any employee or contractor of the Company or the Company’s subsidiaries with whom Executive had Material Contact, to terminate or lessen such employment or contract.

          (f) Obligations of the Company. The Company agrees to provide Executive with Confidential Information in order to enable Executive to perform Executive’s duties hereunder. The covenants of Executive contained in the covenants of Confidentiality, Non-Competition, Non-Solicitation of Customers and Non-Recruitment of Employees or Contractors set forth in Subsections 9(b) — 9(e) above (“Protective Covenants”) are made by Executive in consideration for the Company’s agreement to provide Confidential Information to Executive, and intended to protect Company’s Confidential Information and the investments the Company makes in training Executive and developing customer goodwill.
          (g) Acknowledgments. Executive hereby acknowledges and agrees that the covenants contained in (b) through (e) of this Section 9 and Section 10 hereof are reasonable as to time, scope and territory given the Company and the Company’s subsidiaries’ need to protect their business, customer relationships, personnel, Trade Secrets and Confidential Information. Executive acknowledges and represents that Executive has substantial experience and knowledge such that Executive can readily obtain subsequent employment which does not violate this Agreement.
          (h) Specific Performance. Executive acknowledges and agrees that any breach of any of the Protective Covenants or the provisions of Section 10 by him will cause irreparable damage to the Company or the Company’s subsidiaries, the exact amount of which will be difficult to determine, and that the remedies at law for any such breach will be inadequate. Accordingly, Executive agrees that, in addition to any other remedy that may be available at law, in equity, or hereunder, the Company shall be entitled to specific performance and injunctive relief, without posting bond or other security, to enforce or prevent any violation of any of the Protective Covenants by him.
     10. Ownership of Work Product.
          (a) Assignment of Inventions. Executive will make full written disclosure to the Company, and hold in trust for the sole right and benefit of the Company, and hereby assigns to the Company, or its designees, all of the Executive’s right, title, and interest in and to any and all inventions, original works of authorship, developments, concepts, improvements or trade secrets, whether or not patentable or registrable under copyright or similar laws, which the Executive may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of time the Executive is engaged as an employee of the Company (collectively referred to as “Inventions”) and which (i) are developed using the equipment, supplies, facilities or Confidential Information or Trade Secrets of the Company or the Company’s subsidiaries, (ii) result from or are suggested by work performed by Executive for the Company or the Company’s subsidiaries, or (iii) relate at the time of conception or reduction to practice to the business as conducted by the Company or the Company’s subsidiaries, or to the actual or demonstrably anticipated research or development of the Company or the Company’s subsidiaries, will be the sole and exclusive property of the Company or the Company’s subsidiaries, and Executive will and hereby does assign all of the Executive’s right, title and interest in such Inventions to the Company and the Company’s subsidiaries. Executive further acknowledge that all original works of authorship which are made by him (solely or jointly with others) within the scope of and during the period of the Executive’s employment arrangement with the Company and which are protectible by copyright are “works made for hire,” as that term is defined in the United States Copyright Act.

          (b) Patent and Copyright Registrations. Executive agrees to assist the Company and the Company’s subsidiaries, or their designees, at the Company or the Company’s subsidiaries’ expense, in every proper way to secure the Company’s or the Company’s subsidiaries’ rights in the Inventions and any copyrights, patents, mask work rights or other intellectual property rights relating thereto in any and all countries, including the disclosure to the Company and the Company’s subsidiaries of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments and all other instruments which the Company or the Company’s subsidiaries shall deem necessary in order to apply for and obtain such rights and in order to assign and convey to the Company and its subsidiaries, and their successors, assigns, and nominees the sole and exclusive rights, title and interest in and to such Inventions, and any copyrights, patents, mask work rights or other intellectual property rights relating thereto. Executive further agree that the Executive’s obligation to execute or cause to be executed, when it is in the Executive’s power to do so, any such instrument or papers shall continue after the termination of this Agreement.
          (c) Inventions Retained and Licensed. There are no inventions, original works of authorship, developments, improvements, and trade secrets which were made by Executive prior to the Executive’s employment with the Company (collectively referred to as “Prior Inventions”), which belong to Executive, which relate to the Company’s or the Company’s subsidiaries’ proposed business, products or research and development, and which are not assigned to the Company or the Company’s subsidiaries hereunder.
          (d) Return of Company Property and Information. The Executive agrees not to remove any property of the Company or the Company’s subsidiaries or information from the premises of the Company or the Company’s subsidiaries, except when authorized by the Company or the Company’s subsidiaries. Executive agrees to return all such property and information within seven days following the cessation of Executive’s employment for any reason. Such property includes, but is not limited to, the original and any copy (regardless of the manner in which it is recorded) of all information provided by the Company or the Company’s subsidiaries to the Executive or which the Executive has developed or collected in the scope of the Executive’s employment, as well as all issued equipment, supplies, accessories, vehicles, keys, instruments, tools, devices, computers, cell phones, materials, documents, plans, records, notebooks, drawings, or papers. Upon request by the Company, the Executive shall certify in writing that all copies of information subject to this Agreement located on the Executive’s computers or other electronic storage devices have been permanently deleted. Provided, however, the Executive may retain copies of documents relating to any employee benefit plans applicable to the Executive and income records to the extent necessary for the Executive to prepare the Executive’s individual tax returns.
     11. Mitigation. The Executive shall not be required to mitigate the amount of any payment the Company becomes obligated to make to the Executive in connection with this Agreement, by seeking other employment or otherwise. Except as specifically provided above with respect to the health care continuation benefit, the amount of any payment provided for in Section 8 shall not be reduced, offset or subject to recovery by the Company by reason of any compensation earned by the Executive as the result of employment by another employer after the Date of Termination, or otherwise.

     12. Withholding of Taxes. The Company shall withhold from any amounts or benefits payable under this Agreement all federal, state, city or other taxes that the Company is required to withhold under any applicable law, regulation or ruling.
     13. Modification and Severability. The terms of this Agreement shall be presumed to be enforceable, and any reading causing unenforceability shall yield to a construction permitting enforcement. If any single covenant or provision in this Agreement shall be found unenforceable, it shall be severed and the remaining covenants and provisions enforced in accordance with the tenor of the Agreement. In the event a court should determine not to enforce a covenant as written due to overbreadth, the parties specifically agree that said covenant shall be enforced to the maximum extent reasonable, whether said revisions be in time, territory, scope of prohibited activities, or other respects.
     14. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia.
     15. Remedies and Forum. The parties agree that they will not file any action arising out of this Agreement other than in the United States District Court for the Northern District of Georgia or the State or Superior Courts of Cobb County, Georgia. Notwithstanding the pendency of any proceeding, either party shall be entitled to injunctive relief in a state or federal court located in Cobb County, Georgia upon a showing of irreparable injury. The parties consent to personal jurisdiction and venue solely within these forums and solely in Cobb County, Georgia and waive all otherwise possible objections thereto. The prevailing party shall be entitled to recover its costs and attorney’s fees from the non-prevailing party(ies) in any such proceeding no later than 90 days following the settlement or final resolution of any such proceeding. The existence of any claim or cause of action by the Executive against the Company or the Company’s subsidiaries, including any dispute relating to the termination of this Agreement, shall not constitute a defense to enforcement of said covenants by injunction.
     16. Notices. All written notices required by this Agreement shall be deemed given when delivered personally or sent by registered or certified mail, return receipt requested, or by a nationally-recognized overnight delivery service to the parties at their addresses set forth on the signature page of this Agreement. Each party may, from time to time, designate a different address to which notices should be sent.
     17. Amendment. This Agreement may not be varied, altered, modified or in any way amended except by an instrument in writing executed by the parties hereto or their legal representatives.
     18. Binding Effect. This Agreement shall be binding upon the Executive and on the Company, and their successors and assigns effective on the date first above written. Executive consents to any assignment of this Agreement by the Company, so long as the Company will require any successor to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. If the Executive dies before receiving all payments due under this Agreement, unless expressly otherwise provided hereunder or in a separate plan, program, arrangement or agreement, any remaining payments due after the Executive’s death shall be made to the Executive’s beneficiary designated in writing (provided such writing is executed and dated by the Executive and delivered to the Company in a form acceptable to the Company prior to the Executive’s death) and surviving the Executive or, if none, to the Executive’s estate.
     19. No Construction Against Any Party. This Agreement is the product of informed negotiations between the Executive and the Company. If any part of this Agreement is deemed to be unclear or ambiguous, it shall be construed as if it were drafted jointly by all parties. The Executive and the Company agree that none of the parties were in a superior bargaining position regarding the substantive terms of this Agreement.
     20. Deferred Compensation Omnibus Provision. Notwithstanding any other provision of this Agreement, it is intended that any payment or benefit which is provided pursuant to or in connection with this Agreement which is considered to be deferred compensation subject to Section 409A of the Code shall be provided and paid in a manner, and at such time, including without limitation payment and provision of benefits only in connection with the occurrence of a permissible payment event contained in Section 409A (e.g. separation from service from the Company and its affiliates as defined for purposes of Section 409A of the Code), and in such form, as complies with the applicable requirements of Section 409A of the Code to avoid the unfavorable tax consequences provided therein for non-compliance. Notwithstanding any other provision of this Agreement, the Company’s Compensation Committee or Board of Directors is authorized to amend this Agreement, to amend or void any election made by the Executive under this Agreement and/or to delay the payment of any monies and/or provision of any benefits in such manner as may be determined by it to be necessary or appropriate to comply, or to evidence or further evidence required compliance, with Section 409A of the Code (including any transition or grandfather rules thereunder). For purposes of this Agreement, all rights to payments and benefits hereunder shall be treated as rights to receive a series of separate payments and benefits to the fullest extent allowed by Section 409A of the Code. If the Executive is a key employee (as defined in Section 416(i) of the Code without regard to paragraph (5) thereof) and any of the Company’s stock is publicly traded on an established securities market or otherwise, then payment of any amount or provision of any benefit under this Agreement which is considered deferred compensation subject to Section 409A of the Code shall be deferred for six (6) months after termination of Executive’s employment or, if earlier, Executive’s death, as required by Section 409A(a)(2)(B)(i) of the Code (the “409A Deferral Period”). In the event such payments are otherwise due to be made in installments or periodically during the 409A Deferral Period, the payments which would otherwise have been made in the 409A Deferral Period shall be accumulated and paid in a lump sum as soon as the 409A Deferral Period ends, and the balance of the payments shall be made as otherwise scheduled. In the event benefits are required to be deferred, any such benefit may be provided during the 409A Deferral Period at the Executive’s expense, with the Executive having a right to reimbursement from the Company once the 409A Deferral Period ends, and the balance of the benefits shall be provided as otherwise scheduled. For purposes of this Agreement, termination of employment shall mean a “separation from service” within the meaning of Section 409A of the Code where it is reasonably anticipated that no further services would be performed after such date or that the level of bona fide services Executive would perform after that date (whether as an employee or independent contractor) would permanently decrease to no more than 20 percent of the average level of bona fide services performed over the immediately preceding 36-month period (or, if lesser, Executive’s period of service).

     21. Mandatory Reduction of Payments in Certain Events. Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any payment or distribution by the Company to or for the benefit of Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (a “Payment”) would be subject to the excise tax (the “Excise Tax”) imposed by Section 4999 of the Code, then, prior to the making of any Payment to Executive, a calculation shall be made comparing (i) the net benefit to Executive of the Payment after payment of the Excise Tax to (ii) the net benefit to Executive if the Payment had been limited to the extent necessary to avoid being subject to the Excise Tax. If the amount calculated under (i) above is less than the amount calculated under (ii) above, then the Payment shall be limited to the extent necessary to avoid being subject to the Excise Tax (the “Reduced Amount”). In that event, cash payments shall be modified or reduced first and then any other benefits. The determination of whether an Excise Tax would be imposed, the amount of such Excise Tax, and the calculation of the amounts referred to in clauses (i) and (ii) of the foregoing sentence shall be made by an independent accounting firm selected by Company and reasonably acceptable to the Executive, at the Company’s expense (the “Accounting Firm”), and the Accounting Firm shall provide detailed supporting calculations. Any determination by the Accounting Firm shall be binding upon the Company and Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Payments which Executive was entitled to, but did not receive pursuant to this Section 21, could have been made without the imposition of the Excise Tax (“Underpayment”). In such event, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Executive.
     22. Entire Agreement. Except as provided in the next sentence, this Agreement constitutes the entire agreement of the parties with respect to the matters addressed herein and it supersedes all other prior agreements and understandings, both written and oral, express or implied, with respect to the subject matter of this Agreement. It is further specifically agreed and acknowledged that, except as provided herein, the Executive shall not be entitled to severance payments or benefits under any severance or similar plan, program, arrangement or agreement of or with the Company for any termination of employment occurring while this Agreement is in effect.
[Signatures are on the following page.]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written herein.

PRG-SCHULTZ INTERNATIONAL, INC.

By:	/s/ Victor A. Allums
Its:	Sr. Vice President & General Counsel
600 Galleria Parkway
Suite 100
Atlanta, Georgia 30339
Attn: General Counsel

EXECUTIVE

/s/ Larry Robinson
Larry Robinson
3000 Blackburn Street
Unit 1606
Dallas, Texas 75204

EXHIBIT A
ADDITIONAL TERMS, COMPENSATION AND BENEFITS
The following additional terms, compensation and benefits shall apply to the Executive’s employment for the duration of his assignment to Dallas, Texas:

Category	Additional Benefits During Assignment
Assignment Term	3 years

Start Date	1-Aug-08

End Date	31-Jul-11

Assignment Location	Dallas, Texas

Housing/Furniture/Utilities/Insurance	$3,684/month (plus utilities and renters insurance), payable in accordance with the established accounts payable and payroll practices of the Company (but no less frequently than monthly) subject to ordinary and lawful deductions

Relocation Allowance	Net $20,000 one time allowance paid on September 26, 2008

Medical Costs Reimbursement	$538.46/bi-weekly, payable in accordance with the established payroll practices of the Company (but no less frequently than monthly) subject to ordinary and lawful deductions

Work Permit/Visas	Reimbursement of applicable costs, subject to presentation of adequate substantiation, including receipts, payable in no event later than the last day of the year following the year in which the reimbursable expenses are incurred

Auto Allowance	$750/month, payable in accordance with the established payroll practices of the Company (but no less frequently than monthly) subject to ordinary and lawful deductions

Tax Equalization	Tax preparation assistance from PwC (or company designated 3rd party) for the years affected by the assignment — Company will equalize Executive’s tax liability to Canada; all payments for this tax equalization will be paid within 30 days of receipt of the settlement calculation whether due to, or from, the Company, but no later than the year following the year in which the related taxes must be remitted

EXHIBIT B
RESTRICTED TERRITORY
“Restricted Territory refers to all the geographic areas described in I. and II. below, collectively.
I.	All of the following Metropolitan Statistical Areas in the U.S., collectively:

Fayetteville-Springdale-Rogers, AR-MO
Danville, IL
Charlotte-Gastonia-Concord, NC-SC
Dallas-Fort Worth-Arlington, TX
Chicago-Naperville-Joliet, IL-IN-WI
Boise City-Nampa, ID
Minneapolis-Saint Paul-Bloomington, MN-WI
New York-Northern NJ-Long Island, NY-NJ-PA
Phoenix-Mesa-Scottsdale, AZ
Miami-Fort Lauderdale-Pompano Beach, FL
Waco, TX
Milwaukee-Waukesha-West Allis, WI
San Francisco-Oakland-Fremont, CA
Memphis, TN-MS-AR
Seattle-Tacoma-Bellvue, WA
Trenton-Ewing, NJ
Philadelphia-Camden-Wilmington, PA-NJ-DE-MD
Harrisburg-Carlisle, PA
Atlanta-Sandy Springs-Marietta, GA
Salt Lake City, UT

II.	All of the area within the city limits of the following cities and within 25 kilometers of the city limits of the following cities, collectively:

Barrie, Ontario, Canada
Brampton, Ontario, Canada
Cambridge, Ontario, Canada
Mississauga, Ontario, Canada
Toronto, Ontario, Canada
Boucherville, Quebec, Canada
Montreal, Quebec, Canada
Calgary, Alberta, Canada
Stellerton, Nova Scotia, Canada
Mexico City, Mexico
San Paulo, Brazil